02018817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 6 2002 MAIL PROCESSING SECTION WASH, D.C. 365

SEC FILE NUMBER
8- 39470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Reid Siegenthaler dba Siegenthaler Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

473 Shepard Road
(No. and Street)

Mansfield (City) Ohio (State) 44907-1129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Siegenthaler (419) 756-7022
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer, Charles David (owner) Wallington and Bauer
(Name — if individual, state last, first, middle name)

44 Park Ave. West (Address) Mansfield (City) Ohio (State) 44902 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Siegenthaler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siegenthaler Securities, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Thomas R. Siegenthaler (signature)
Signature

Sole Proprietor/Principal
Title

Trudi H. Keller (signature)
Notary Public

TRUDI H. KELLER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires June 9, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: THOMAS REID SIEGENTHALER DBA SIEGENTHALER SECURITIES [13]

SEC FILE NO.: 8-39470 [14]

FIRM ID. NO.: 022348 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 473 SHEPARD ROAD [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/01 [24]

MANSFIELD [21] OHIO [22] 44907 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: THOMAS REID SIEGENTHALER [30]

(Area Code)—Telephone No.: (419) 756-7022 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

8B-022348-C1
SIEGENTHALER SECURITIES IIA
THOMAS REID SIEGENTHALER
473 SHEPARD ROAD,
MANSFIELD OH 44907

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of Feb ~~19~~ 2002

Manual signatures of:

1) T. R. Siegenthaler
Principal Executive Officer or Managing Partner

2) T. R. Siegenthaler
Principal Financial Officer or Partner

3) T. R. Siegenthaler
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-39470 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 78,289	200			$ 78,289	750
2. Receivables from brokers or dealers:						
A. Clearance account	340	295				
B. Other		300	$	550	340	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities	27,577	419				
C. Options		420				
D. Other securities	150,167	424				
E. Spot commodities		430			177,744	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 44,900 [130]						
B. At estimated fair value		440	44,900	610	44,900	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets	1,085	535	34	735	1,119	930
12. TOTAL ASSETS	$ 257,458	540	$ 44,934	740	$ 302,392	940

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$	1450	$ -0-	1760

Ownership Equity

21. Sole proprietorship		$ 302,392	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 302,392	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 302,392	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES

For the period (MMDDYY) from 1/1/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 176	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions	2,194	3939
	d. Total securities commissions	2,370	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts	57,446	3952
4.	Profit (loss) from underwriting and selling groups		3955
5.	Revenue from sale of investment company shares	675	3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	6,706	3995
9.	Total revenue	$ 67,197	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			$	4120
11.	Other employee compensation and benefits				4115
12.	Commissions paid to other broker-dealers				4140
13.	Interest expense				4075
	a. Includes interest on accounts subject to subordination agreements		4070		
14.	Regulatory fees and expenses			1,241	4195
15.	Other expenses			2,296	4100
16.	Total expenses			$ 3,537	4200

NET INCOME

17.	Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)			$ 63,660	4210
18.	Provision for Federal Income taxes (for parent only)				4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
	a. After Federal income taxes of		4238		
20.	Extraordinary gains (losses)				4224
	a. After Federal income taxes of		4239		
21.	Cumulative effect of changes in accounting principles				4225
22.	Net income (loss) after Federal income taxes and extraordinary items			$ 63,660	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 6,880	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Larkin 8-11922(A) PaineWebber 8-16267(G)	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 302,392	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			302,392	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 44,934	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(44,934)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 257,458	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	552	3733		
	3. Options		3730		
	4. Other securities	10,387	3734		
	D. Undue Concentration	5,520	3650		
	E. Other (List)		3736	(16,459)	3740
10.	Net Capital			$ 240,999	3750

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	190,999	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	N/A	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ N/A 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SIEGENTHALER SECURITIES

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 252,818	4240
A. Net income (loss)			63,660	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(14,086)	4270
2. Balance, end of period (From item 1800)			$ 302,392	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4 Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

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Siegenthaler Securities

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net Income		$ 63,660
Adjustments to reconcile net income to net cash provided by Operating activities:		
Change in current assets & liabilities:		
Decrease in accounts receivable	$ 366	
Decrease in securities	15,154	
Decrease in Deposit Account	157	
Decrease in Petty Cash	34	
Withdrawals by Owner	(14,086)	
Total Adjustments		$ 1,625
Net cash from Operating activities		65,285
Cash at beginning of year		13,004
Cash at end of year		$ 78,289

Thomas Reid Siegenthaler
Siegenthaler Securities
473 Shepard Road
Mansfield, Ohio 44907

I have audited the accounts of Siegenthaler Securities, a broker dealer sole proprietorship, in the form prescribed by the National Association of Security Dealers. The statements include the statement of financial condition at December 31, 2001, the statement of the sole proprietor's capital, and the computation of net capital at December 31, 2001 and the statement of income or loss and the statement of cash flows for the period ending December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

As noted above, changes in the sole proprietor's Capital are reported on Page 12.

Under Box (J) on the Facing Page, no material differences existed in the Computation of Net Capital under Rule 15c3-1 in the audit report with the corresponding unaudited most recent Part IIA filing by this company.

Under Box (N) on the Facing Page, no material inadequacies were found to exist or found to have existed since the date of the previous audit.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siegenthaler Securities as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Charles D. Bauer, C.P.A.

February 25, 2002